UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2013.
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART PUERTO RICO 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart Puerto Rico 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2013 and 2012, and for the year ended January 31, 2013

Report of Independent Registered Public Accounting Firm
The Retirement Plans Committee
Walmart Puerto Rico 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Walmart Puerto Rico 401(k) Plan as of January 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended January 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Walmart Puerto Rico 401(k) Plan at January 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended January 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
July 25, 2013
Rogers, Arkansas

Walmart Puerto Rico 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2013	2012
Assets
Investments (at fair value)	$90,627,860	$77,576,076
Receivables:
Company contributions	—	208,715
Due from broker	1,462	5,883
Total receivables	1,462	214,598
Cash	69,945	712,679
Net assets available for benefits	$90,699,267	$78,503,353
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
January 31, 2013
Additions
Company contributions	$3,727,584
Associate contributions	4,229,922
Interest and dividend income	343,832
Net appreciation in fair value of investments	11,006,979
Other, net	228,215
Total additions	19,536,532
Deductions
Administrative expenses	(997,924)
Benefit payments	(6,342,694)
Total deductions	(7,340,618)
Net increase	12,195,914
Net assets available for benefits at beginning of year	78,503,353
Net assets available for benefits at end of year	$90,699,267
See accompanying notes.

Walmart Puerto Rico 401(k) Plan
Notes to Financial Statements
January 31, 2013
1. Description of the Plan
The following description of the Walmart Puerto Rico 401(k) Plan (the “Plan”) provides general information regarding the Plan as in effect on January 31, 2013. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Walmart” or “the Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined-contribution plan established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico, Inc. 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan. Effective February 1, 2011, the Plan was amended and restated to add new matching and discretionary contribution components. In connection with the Plan amendment and restatement effective February 1, 2011, the Plan was renamed the Walmart Puerto Rico 401(k) Plan. The Plan has a January 31 fiscal year end (“Plan year”).
Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any Plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.
The responsibility for operation, the investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.
The trustee function of the Plan is performed by Banco Popular de Puerto Rico (“BPPR”) (the “Trustee”), while Merrill Lynch Investment Managers, LLC (“Merrill Lynch”) is the custodian of the Plan’s assets. BPPR remits all contributions received from the Company to Merrill Lynch who invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. The Trustee makes payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record-keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible associates may elect to contribute up to 50% of their eligible wages, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover contributions).
Beginning February 1, 2011, Wal-Mart Puerto Rico, Inc. (“Walmart Puerto Rico”) makes a dollar-for-dollar matching contribution on each participant dollar contributed to the Plan up to 6 percent of each participant’s eligible wages for the Plan year. Matching contributions are contributed to the Plan each payroll period and are calculated based on each participant’s cumulative compensation and cumulative elective and catch-up contributions through such payroll period. The matching contribution is intended to be the sole source of Walmart Puerto Rico contributions to the Plan; however, Walmart Puerto Rico may elect to make additional contributions to the Plan. No such contributions made for plan year ended January 31, 2013. During the Plan year ended January 31, 2012, the Plan recorded a receivable from Walmart Puerto Rico for additional contributions totaling $208,715. Walmart Puerto Rico subsequently paid the contributions to the Plan in March and July 2012. All contributions are subject to certain limitations in accordance with provisions of the Puerto Rico Internal Revenue Code (the “Code”).

Participant Accounts
Each participant’s account is adjusted for earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) the Company’s contributions to the Plan made on the participant’s behalf and (b) forfeited balances of terminated participants’ nonvested former Profit Sharing contributions (prior to February 1, 2011) and forfeited unclaimed checks to the extent not set aside for payment of Plan expenses. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2013 and 2012, forfeited nonvested former Profit Sharing contributions and unclaimed check forfeitures totaled approximately $323,906 and $374,349, respectively. As noted, forfeitures are used to pay Plan expenses. As of January 31, 2013 and 2012, the full amounts of the forfeitures were used for payment of plan expenses, as allowed by the Plan.
Vesting
Participants are immediately vested in all elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions, and rollover contributions. A participant’s former Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six. Former Profit Sharing contributions become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.
Payment of Benefits and Withdrawals
Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Puerto Rico Treasury Department. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.
Plan Termination
While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Code and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, any unvested amounts in participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options
A participant may direct the Trustee to invest any portion of his or her elective contributions, catch-up contributions, matching contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2013, include a variety of common/collective trusts; myRetirement Funds, which consist of mutual funds, common/collective trusts and money market securities; an International Equity Fund, which consists of mutual funds and common/collective trusts; a Small Mid Cap Value Fund, which consists of mutual funds and common/collective trusts; a Large Cap Growth Equity Fund, which consists of common/collective trusts; and a Bond Fund, which consists of mutual funds and common/collective trusts. Participants may change their selections at any time.
A participant may direct the Trustee to invest any portion of his or her former Profit Sharing contributions in available investment options including Walmart common stock or any of the investment options for elective contributions described previously.
Participant investments not directed by the associate are invested by the Trustee as determined by the Retirement Plans Committee.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting. Shares of mutual funds are valued at published prices, which represent the net asset values of shares held by the Plan at the Plan year end. Shares of money market funds are stated at cost, which approximates fair value. Wal-Mart Stores, Inc. common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the Plan year. Investments in common/collective trust funds are stated at net asset value based on the fair value of the underlying assets as determined by the respective fund. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Walmart Puerto Rico contributions are recorded by the Plan in the period in which they were accrued by Walmart Puerto Rico. Walmart Puerto Rico contributions to the Plan related to the Plan year ended January 31, 2013, were primarily paid throughout the Plan year.
Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplemental schedule. Actual results could differ from these estimates.
Reclassifications
Certain prior year amounts in Note 4 have been reclassified to conform to the current year presentation.

3. Investments
The Trustee holds the Plan’s investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
During the 2013 Plan year, the Plan’s investments (including investments purchased, sold and held during the year) appreciated in value as follows:

Net Appreciation in Fair Value of Investments
Wal-Mart Stores, Inc. Common Stock	$1,847,480
Mutual Funds	1,598,337
Common/Collective Trusts	7,561,162
Total	$11,006,979
The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	January 31,
	2013		2012
BlackRock Russell 1000 Index Trust	$27,338,849		$20,861,279
Wal-Mart Stores, Inc. Common Stock	14,438,872		13,229,096
BlackRock Russell 2000 Index Trust	7,477,360		5,666,806
American Europacific Growth Fund R6	6,136,862		5,022,149
BlackRock MSCI ACWI ex-US Index Non-Lendable Fund F	6,097,858		5,058,544
Mondrian Wal-Mart Focused International Equity Fund	6,094,742		5,050,507
PIMCO Total Return Fund Institutional Class	4,964,668		4,386,246
Prudential Core Plus Bond Fund	4,961,704		4,368,327
PIMCO All Asset Fund Institutional Class	1,639,720	*	4,392,388
* This investment did not represent five percent or more of the Plan’s net assets as of January 31, 2013.

4. Fair Value Measurements
The Plan records and discloses certain financial and non-financial assets and liabilities at their fair value. The fair value of an asset is the price at which the asset could be sold in an ordinary transaction between unrelated, knowledgeable and willing parties able to engage in the transaction. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using the fair value hierarchy, which prioritizes the inputs used in measuring fair value. The levels of the fair value hierarchy are:

•	Level 1: observable inputs such as quoted prices in active markets;

•	Level 2: inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•
Level 3: unobservable inputs for which little or no market data exists, therefore requiring the Plan to develop its own assumptions. There were no Level 3 investments in the Plan as of January 31, 2013 or 2012.

 The valuation of financial instruments carried at fair value on a recurring basis is as follows:

	Fair Value Measurements as of January 31, 2013
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$14,438,872	$—	$14,438,872
Total Equity Securities	14,438,872	—	14,438,872
Mutual Funds
International Equity Fund (a)	6,136,862	—	6,136,862
Bond Fund (a)	4,964,668	—	4,964,668
Real Return (a)	1,639,720	—	1,639,720
Small Mid Cap Value Fund (a)	543,615	—	543,615
Total Mutual Funds	13,284,865	—	13,284,865
Common/Collective Trusts
US Equity - Large Cap Funds (b)	—	31,160,453	31,160,453
International Equity Fund (b)	—	14,255,103	14,255,103
US Equity - Small Cap Funds (b)	—	7,477,360	7,477,360
Bond Funds (b)	—	5,916,123	5,916,123
Real Return (b)	—	1,661,655	1,661,655
Small Mid Cap Value Fund (b)	—	1,204,326	1,204,326
Short Term Investment Fund (b)	—	748,680	748,680
US Equity - SMID Cap Funds (b)	—	480,423	480,423
Total Common/Collective Trusts	—	62,904,123	62,904,123
Total Investments at Fair Value	$27,723,737	$62,904,123	$90,627,860

	Fair Value Measurements as of January 31, 2012
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$13,229,096	$—	$13,229,096
Total Equity Securities	13,229,096	—	13,229,096
Mutual Funds
International Equity Fund (a)	5,022,135	—	5,022,135
Bond Fund (a)	4,386,267	—	4,386,267
Real Return (a)	4,391,696	—	4,391,696
Small Mid Cap Value Fund (a)	597,318	—	597,318
Money Market Fund (a)	480,660	—	480,660
Total Mutual Funds	14,878,076	—	14,878,076
Common/Collective Trusts
US Equity - Large Cap Funds (b)	—	23,697,082	23,697,082
International Equity Fund (b)	—	11,815,052	11,815,052
US Equity - Small Cap Funds (b)	—	5,666,806	5,666,806
Bond Funds (b)	—	5,147,771	5,147,771
Real Return (b)	—	1,465,149	1,465,149
Small Mid Cap Value Fund (b)	—	1,341,643	1,341,643
US Equity - SMID Cap Funds (b)	—	335,401	335,401
Total Common/Collective Trusts	—	49,468,904	49,468,904
Total Investments at Fair Value	$28,107,172	$49,468,904	$77,576,076

(a)	Based on quoted price in active market.

(b)	Based on the Net Asset Value provided by the issuer, calculated as the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.

5. Differences between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2013	2012
Net assets available for benefits per the financial statements	$90,699,267	$78,503,353
Less: Amounts allocated to withdrawn participants	(232,450)	(211,094)
Net assets available for benefits per the Form 5500	$90,466,817	$78,292,259
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the Plan year ended January 31, 2013:

Net increase per the financial statements	$12,195,914
Less: Amounts allocated to withdrawn participants at January 31, 2013	(232,450)
Add: Amounts allocated to withdrawn participants at January 31, 2012	211,094
Net increase per the Form 5500	$12,174,558
Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.
6. Tax Status
The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (“Treasury”) dated May 12, 2005, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC-94”) and, therefore, the related trust is exempt from taxation. The PRIRC-94 was replaced January 31, 2011 by the Puerto Rico Internal Revenue Code of 2010 (“Puerto Rico Code”), and the retirement plan rules are now enacted as Puerto Rico Code Section 1081.01. Subsequent to this determination by the Treasury, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Puerto Rico Code to maintain its qualification and tax-exempt status of the related trust. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Puerto Rico Code and continues to be qualified and, accordingly, that the related trust continues to be tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS and Puerto Rico Treasury Department (PRTD). The Company has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan remains subject to income tax examinations for fiscal 2010 and subsequent fiscal years.
7. Related Party Transactions
At January 31, 2013 and 2012, the Plan held 206,417 and 215,598 shares of common stock of the Company, with a fair value of approximately $14 million and $13 million, respectively. For the year ended January 31, 2013, the Plan recorded dividend income on the common stock of the Company of approximately $336,060.

Supplemental Schedule
Walmart Puerto Rico 401(k) Plan
EIN #66-0475164 Plan #004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2013

Identity of Issue and Description of Investment	Investments at Fair Value
EMPLOYER COMMON STOCK
* Wal-Mart Stores, Inc. Common Stock	$14,438,872
TOTAL EMPLOYER COMMON STOCK	14,438,872
MUTUAL FUNDS
American Europacific Growth Fund R6	6,136,862
PIMCO Total Return Fund Institutional Class	4,964,668
PIMCO All Asset Fund Institutional Class	1,639,720
DFA US Targeted Value Portfolio Institutional Class	543,615
TOTAL MUTUAL FUNDS	13,284,865
COMMON/COLLECTIVE TRUSTS
BlackRock Russell 1000 Index Trust	27,338,849
BlackRock Russell 2000 Index Trust	7,477,360
BlackRock MSCI ACWI ex- US Index Non-Lendable Fund F	6,097,858
Mondrian Wal-Mart Focused International Equity Fund	6,094,742
Prudential Core Plus Bond Fund	4,961,704
BlackRock Russell 1000 VL CL Fund	3,605,665
Keybank EB International Small Cap Fund	2,062,503
Wellington Diversified Inflation Hedges Trust	1,661,655
Westwood SMID Cap Value Equity Trust	1,204,326
BlackRock US TIPS Non Lend Fund	954,419
BlackRock Money Market Trust	748,680
The Boston Company SMID Cap Growth Trust	480,423
Rainier Large Cap Growth Trust	208,797
BlackRock Russell 1000 Growth Fund	7,142
TOTAL COMMON/COLLECTIVE TRUSTS	62,904,123
TOTAL INVESTMENTS	$90,627,860
* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Walmart Puerto Rico 401(k) Plan

Date: July 25, 2013	By:	/s/ Charles McSwain
Charles McSwain
Vice-President, U.S. Benefits
Wal-Mart Stores, Inc.